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                                                                   EXHIBIT 99.29

                                  RISK FACTORS

         Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this Registration Statement before making an investment decision to purchase shares of our common stock. We have a history of losses, and we cannot give you assurances that we will achieve profitability in the future.

WE HAVE INCURRED AND MAY CONTINUE TO INCUR SUBSTANTIAL LOSSES

          We began operations in January 1996 and have incurred net losses from operations in each fiscal period since our inception. As of June 30, 2000, on a pro forma basis we had accumulated net losses of approximately $1.5 billion giving effect to our recently completed mergers with Medical Manager, CareInsite and OnHealth. In addition, we may invest heavily in infrastructure development, applications development and sales and marketing in order to deploy our services to a growing number of potential customers and strategic partners. Moreover, the purchase price of our recent and any future acquisitions will be amortized over the useful lives of the tangible and intangible assets. As of June 30, 2000, we had approximately $5.7 billion of unamortized goodwill and other intangible assets reflected on our financial statements as a result of previous acquisitions.

         Although we anticipate significant synergies and growth opportunities resulting from our recent acquisitions and elimination of duplicative costs currently being incurred by us, we cannot give you assurances that these synergies, growth opportunities or cost savings will be achieved in the amounts or time frames currently anticipated. Failure to realize these benefits may adversely affect our ability to achieve profitability.

OUR BUSINESS MODEL IS UNPROVEN, AND WE MAY NOT ACHIEVE FAVORABLE OPERATING
RESULTS

         Our business model is evolving, and our revenue and profit potential is unproven. We currently derive a significant portion of our revenue from non-Internet network services, management and consulting services and management and operation of some of our customers' information technology infrastructures. Our profitability depends upon our ability to migrate provider and payer customers to our Internet-based transaction services, building our online physician subscriber base, increasing traffic to our web site and generating e-commerce revenue from the sale of healthcare products or services over the Internet.

         The provision of services over the Internet to the healthcare industry is a developing business that is inherently riskier than businesses in industries where companies have established operating histories. If our Internet-based services do not achieve or sustain broad market acceptance among participants in the healthcare industry, our business, results of operations and financial condition will be significantly harmed, and we may never achieve favorable operating results.

OUR QUARTERLY OPERATING RESULTS MAY VARY, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK

         Our operating results have varied on a quarterly basis during our limited operating history, and we expect to experience significant fluctuations in future quarterly operating results. These fluctuations have been and may in the future be caused by numerous factors, many of which are outside of our control, including, but not limited to:

         -        market acceptance of and demand for our products and services


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         -        our ability to attract and retain payer and provider
                  customers and subscribers

         -        expenses relating to acquisitions and strategic partnerships

         - usage of the Internet and our ability to maintain and increase traffic on our web site

         -        our ability to continue to develop and extend our brand

         - our ability to effectively integrate the operations and technologies of acquired businesses with our operations

         - introduction and timing of new products and services or enhancements by us or our competitors

         - capacity constraints and dependencies on computer infrastructure

         - economic conditions affecting the Internet or healthcare industries

         -        general economic conditions.

         Fluctuations in our quarterly results could adversely affect the market price of our common stock in a manner unrelated to our long-term operating performance. We will base our expense levels in part upon our expectations concerning future revenue, and these expense levels will be relatively fixed in the short term. If we have lower revenue, we may not be able to reduce spending in the short term in response. Any shortfall in revenue would have a direct impact on our results of operations. As a result, we believe that period-to-period comparisons of our results of operations will not necessarily be meaningful and should not be relied upon as an indicator of future performance. For these and other reasons, it is likely that in some future quarter or quarters we may not meet the earnings estimates of securities analysts or investors, which would materially and adversely affect our stock price.

OUR STOCK PRICE HAS BEEN VOLATILE IN THE PAST AND MAY CONTINUE TO BE VOLATILE

         Changes in the market price of our common stock may result from among other things:

         -        quarter-to-quarter variations in operating results

         -        operating results being less than analysts' estimates

         -        changes in analysts' earnings estimates

         - announcements of new technologies, products and services or pricing policies by us or our competitors

         - announcements of acquisitions or strategic partnerships by us or our competitors

         -        developments in existing customer or strategic relationships

         -        actual or perceived changes in our business strategy

         -        sales of large amounts of our common stock


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         -        changes in market conditions in the Internet and healthcare industries

         -        changes in prospects for healthcare reform

         -        changes in general economic conditions

         -        fluctuations in the securities markets in general.

In addition, the trading price of Internet and healthcare information technology stocks in general, and our common stock in particular, has experienced extreme price and volume fluctuations in recent months. These fluctuations often may be unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of the prospects of these companies, as well as other broad market and industry factors, may result in decreases in the price of our common stock.

OUR BUSINESS WILL SUFFER IF WE FAIL TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES AND TECHNOLOGIES

         We have in the past acquired, and may in the future acquire, businesses, technologies, services, product lines or content databases. For example, we completed our mergers with WebMD, Inc., MedE America Corporation and Greenberg News Networks, Inc., which is referred to as Medcast, in November 1999, our mergers with Kinetra LLC in January 2000 and Envoy Corporation in May 2000 and our mergers with Medical Manager Corporation, CareInsite, Inc. and OnHealth Network Company in September 2000. In order to achieve the potential benefits of these transactions, we must operate as a combined organization utilizing common information and communication systems, operating procedures, financials controls and human resource practices. We are in the process of integrating and consolidating the operations, products and services, technologies and personnel of these companies and, on September 28, 2000, announced that our board of directors has approved an integration plan that includes in its first phase a consolidation of offices and data centers and reduction in marketing and promotional expenses, the result of which we believe will substantially eliminate redundancies created by our recent mergers. In connection with this integration plan, we anticipate taking a pre-tax restructuring charge of between $35 million and $45 million in the quarter ending September 30, 2000. We also expect to incur additional costs relating to moving and relocations that will be expensed as incurred in accordance with applicable accounting guidelines. The successful integration of the acquired businesses into our operations is critical to our future performance.

         The amount and timing of the benefits of the restructuring contemplated by the integration plan and the success of the contemplated integration and rationalization of our businesses are subject to significant risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to:

         - centralization and consolidation of financial, operational and administrative functions

         -        elimination of duplicative costs

         -        integration of platforms, networks and service centers

         - ability to cross-sell products and services to payers and providers with which we have established relationships and those with which acquired companies have established relationships

         - integration of healthcare transaction processing services not currently offered via the Internet with our Internet-based platform

         -        the loss of key personnel

         - diversion of management's attention from other ongoing business concerns

         - potential conflicts in payer, provider, strategic partner, sponsor or advertising relationships

         - coordination of organizations that are geographically diverse and have different business cultures

         -        compliance with regulatory requirements.

         We cannot guarantee that any acquired businesses will be successfully integrated with our operations in a timely manner, or at all. Failure to successfully integrate acquired businesses or to achieve operating synergies, revenue enhancements or cost savings could have a material adverse effect on our business, financial condition and results of operation.

         Integrating any additional acquired organizations and technologies in the future could be expensive, time consuming and may strain our resources. Integrating any future acquisitions would be subject to the same challenges, risks and uncertainties as our current integration plan, as described above. In particular, additional acquisitions could divert management's attention from other business concerns and expose us to unforeseen liabilities or risks associated with entering new markets. In addition, we may lose key employees while integrating these new companies. We may also lose our relationships with payers, providers and strategic partners if any acquired companies have relationships with competitors of these payers, providers and strategic partners. Consequently, we may not be successful in integrating acquired businesses or technologies and may not achieve anticipated revenue and cost benefits. We also cannot guarantee that these acquisitions will result in sufficient revenue or earnings to justify our investment in, or expenses related to, these acquisitions or that any synergies will develop.



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OUR ALLOCATION OF THE PURCHASE PRICE FOR OUR RECENT MERGERS MAY MATERIALLY
DIFFER FROM THAT IN THE PRO FORMA ACCOUNTING PRESENTATION

     We allocated the total estimated purchase price for Medical Manager and CareInsite on a preliminary basis to assets and liabilities based on our best estimates of the fair value of these assets and liabilities, with the excess costs over the net assets acquired allocated to goodwill and other intangible assets. This allocation is subject to change pending a final determination and analysis of the total purchase price and the fair value of the assets acquired and liabilities assumed. The impact of these changes could be material to our future results of operations.

SALES OF LARGE AMOUNTS OF OUR SHARES AND THE LAPSE OF TRANSFER RESTRICTIONS COULD ADVERSELY AFFECT PREVAILING STOCK PRICES

     The market price of our common stock could fall if stockholders sell large amounts of stock in the public market following the lapse of contractual and legal transfer restrictions. These sales, or the possibility that these sales may occur, could make it more difficult for us to raise capital through the sale of equity or equity-related securities in the future. A significant amount of our common stock is subject to restrictions on transfer under federal securities law and contractual restrictions.


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ACQUISITIONS AND STRATEGIC RELATIONSHIPS COULD RESULT IN THE DILUTION OF OUR
STOCKHOLDERS

         We expect to pay for some of our future acquisitions and strategic relationships, if any, by issuing additional common stock, which could dilute our stockholders. Future acquisitions could also result in the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all. Even if available, the financing may be dilutive. We cannot guarantee that these acquisitions or strategic relationships will generate or result in sufficient revenue or earnings to justify the dilution which could occur.

WE EXPECT TO DEVOTE SIGNIFICANT RESOURCES TO INTEGRATING APPLICATIONS THAT ARE NOT INTERNET-ENABLED

         Some of our applications, including Envoy's electronic data interchange, or EDI, transaction processing services, were acquired by us and are not Internet-enabled. We intend to integrate many of these applications, as well as the applications that we recently acquired upon completion of the Medical Manager, CareInsite and OnHealth mergers, with our Internet-based platform and WebMD Practice and WebMD Health products and to consolidate our transaction networks. Integrating these applications and platforms may be expensive and may divert our attention from other activities.

MANAGING OUR GROWTH MAY STRAIN ADMINISTRATIVE, TECHNICAL AND FINANCIAL RESOURCES

         We have rapidly and significantly expanded our operations recently and expect to continue to do so. Our growth has been accomplished primarily through acquisitions. We expect that future growth may also be accomplished through internal expansion. This past and future growth has placed and will continue to place a significant strain on our managerial, operational, financial and other resources. If we are unable to respond to and manage this expected growth, then the quality of our services and our results of operations could be materially adversely affected.

         Our current information systems, procedures and controls may not continue to support our operations, and may hinder our ability to exploit the market for healthcare applications and services. We are in the process of completing the integration of our accounting and management information systems following our acquisitions. We could experience interruptions to our internal information systems while we transition to new systems. We cannot guarantee that our systems, procedures and controls will be adequate to support expansion of our operations.

OUR ABILITY TO GENERATE REVENUE WILL SUFFER IF WE DO NOT QUICKLY EXPAND OUR SUITE OF APPLICATIONS AND SERVICE OFFERINGS

         We currently offer a limited number of applications on our Internet-based platform and some of our service offerings are not fully developed or launched. We must quickly introduce new applications and services and improve the functionality of our existing services in a timely manner in order to attract and retain subscribers and consumers and payer and provider customers. We expect that our advertising revenue will be dependent on the level of usage of our services by subscribers and consumers, and believe that levels of usage will not increase unless we improve functionality of our service offerings and increase payer connectivity.

         We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop these applications and services. Each of our applications, regardless of how it was developed, must be integrated and customized to operate with the existing legacy computer systems of payer and provider customers and our platform. We are currently in the process of migrating many of our acquired applications and products and services to our Internet-based platform. Developing, integrating and customizing these applications and services will be time consuming, and these applications and services may never achieve market acceptance, which could also cause our business to suffer.

WE ARE DEPENDENT ON STRATEGIC RELATIONSHIPS TO GENERATE SOME OF OUR REVENUE

         OUR ABILITY TO GENERATE REVENUE WILL SUFFER IF WE CANNOT ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS

         We must establish and maintain successful strategic relationships with leaders in a number of healthcare and Internet industry segments. We have entered into strategic relationships with leading online and media distribution and healthcare partners. Our strategic relationships are critical to our success because we believe that these relationships will enable us to enhance our brand, increase the number of transactions processed over our platform, generate traffic on our web site and capitalize on additional distribution and revenue opportunities. We expect that we will face intensified competition for strategic relationships. As announced on September 28, 2000, we are evaluating many of the business relationships that we currently have in place. It is possible that some of the relationships may be modified or terminated. We may not be able to establish commercial acceptance of our platform, applications and services unless we can establish and maintain successful strategic relationships in the future.

         WE SHARE REVENUE WITH OUR STRATEGIC PARTNERS AND WILL INCUR SIGNIFICANT EXPENSE IN CONNECTION WITH OUR STRATEGIC RELATIONSHIPS, AND THIS EXPENSE MAY EXCEED THE NET REVENUE THESE RELATIONSHIPS GENERATE


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         We intend to use a significant amount of cash to fund branding and advertising, including promotional arrangements with our strategic partners. At June 30, 2000, we estimated that we will make the following aggregate guaranteed payments under our current relationships with our strategic partners in the calendar years indicated:

Year Ended December 31,            Amount
----------------------------       ------
2000.............................  $73.8 million
2001.............................   74.7 million
2002.............................   59.8 million
2003.............................   41.4 million
2004.............................   11.2 million

         We have agreed to share some of our transaction processing, advertising, carriage fee and e-commerce revenues, net of specified costs applicable to the particular revenue category, with Microsoft Corporation and E.I. du Pont de Nemours and Company for their sponsorship of physician subscriptions to WebMD Practice and with several physician practice management system vendors who have agreed to promote our services to their physician customers. This revenue sharing applies only to the extent the revenues are derived from Microsoft- or DuPont-sponsored physicians or from physicians subscribing to the particular vendor's practice management system. The percentage of revenue shared varies from contract to contract and based on the type of revenue generated.

         We may enter into additional promotional arrangements with current and future strategic partners that may require us to pay consideration in amounts that significantly exceed the amounts we are required to pay under our current arrangements. These guaranteed payments and promotional and other arrangements may require us to share revenue or incur significant expenses. We cannot give you assurances that we will generate sufficient revenue from these arrangements to offset these expenses, in particular after we share some of our net revenue with our strategic partners. Failure to do so could have a material adverse effect on WebMD.

         WE INVEST IN SOME OF OUR STRATEGIC PARTNERS, MANY OF WHICH ARE IN EARLY STAGES OF DEVELOPMENT

         We have made equity investments in some of our strategic partners. In many instances, these investments are in the form of illiquid securities of private companies engaged in e-Health and are made in conjunction with the parties entering into a strategic agreement. Typically, these strategic partners enter into agreements that obligate them to purchase advertising or other services from us. These companies are typically in an early stage of development and may be expected to incur substantial losses and may not generate sufficient revenue to pay the advertising and e-commerce fees due us. In addition, due to recent market volatility, some of these companies may alter any plans to go public, and others that have gone public may experience significant decreases in the trading prices of their common stock adversely affecting the value of our investments.

         WE HAVE GRANTED EXCLUSIVE RIGHTS TO STRATEGIC PARTNERS

         We have agreed that some of our strategic partners will be our exclusive providers of some of our applications and content. For example, we have entered into strategic agreements with e-commerce companies to be our exclusive partners supplying online pharmacy services and medical supplies and to be our exclusive providers of various categories of content and services. These agreements may limit our access to other applications and content we might otherwise be able to make available to subscribers and consumers or to payer and provider customers. Our inability to offer other applications and content could cause our business to suffer. In addition, we have granted exclusive rights to strategic partners which restrict our ability to pursue some business opportunities. For example, in connection with our acquisition of Envoy from Quintiles Transnational Corp., we granted to Quintiles the exclusive license to use some of the de-identified data available to us by virtue of our transaction services and some exclusive rights in the pharmaceutical market.


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RELATIONSHIPS WITH CUSTOMERS AND STRATEGIC PARTNERS MAY CONFLICT

         We have developed and rely upon important relationships with payers, providers, practice management system vendors and strategic partners, some of which may involve conflicting contractual rights, including conflicts which may result from our recent acquisitions. For example, in January and February 2000, we entered into strategic alliances with three practice management system vendors that compete with Medical Manager. As a result of our acquisition of Medical Manager, we may lose relationships with some customers and strategic partners, who may then establish relationships with our competitors. In addition, we may not be able to maintain or establish relationships with key participants in the healthcare and Internet industries if any of the companies we acquired had already established relationships with competitors of these key participants.

         For example, we have entered into a five-year strategic alliance with Microsoft pursuant to which we develop, host, maintain on our servers and provide content for the health channels on MSN, MSNBC and WebTV. Similarly, CareInsite has entered into a strategic alliance with America Online, Inc., pursuant to which CareInsite is AOL's exclusive provider of a comprehensive suite of services that connect AOL and CompuServe members and visitors to AOL's web-based brands Netscape, AOL.COM and Digital City, to physicians, health plans, pharmacy benefit managers, covered pharmacies and labs. As a result of the recent completion of the Medical Manager and CareInsite mergers, Microsoft will be able to terminate its strategic alliance with us for a limited period of time if we and Microsoft are unable to resolve conflicts that may arise as a result of these mergers. We have agreed with Microsoft that for a 60-day period ending November 12, 2000, we will work together to identify and resolve any conflicts that result from these mergers. If these potential conflicts cannot be resolved, however, Microsoft could terminate the strategic alliance. Similarly, as a result of these mergers, AOL will be able to terminate its strategic alliance with CareInsite, as a result of which guaranteed payments of approximately $20.0 million due to AOL will accelerate. We cannot assure you that the conflicts arising under either of these strategic alliances as a result of these mergers will be resolved. If either or both strategic alliances are terminated, and we are unable to replace the terminated alliance with a comparable one, we could experience a material decrease in revenue.

         If contractual or relationship conflicts cannot be resolved, we could lose the benefits of some of our relationships with payers, providers or strategic partners. Losses of any significant relationships could harm our business or results of operations.

OUR ABILITY TO GENERATE REVENUE WILL SUFFER IF WE CANNOT ATTRACT AND RETAIN SUBSCRIBERS

         We must attract and retain subscribers to WebMD Practice, our physician portal, in order to generate subscription revenue. In addition, our ability to generate advertising revenue and transaction revenue will be dependent on the number of subscribers and level of usage by those subscribers of our Internet-based services, including our administrative transaction and clinical information services. We cannot guarantee that we will be able to attract new or retain existing subscribers. In particular, we cannot guarantee that we will retain subscribers whose subscriptions are initially paid for by our strategic partners once those subscribers are required to pay for their subscriptions themselves or that these subscribers will actually use our services.

IF WE ARE UNABLE TO GENERATE SIGNIFICANT ADVERTISING REVENUE, OUR FUTURE RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED

         We derive a portion of our revenue from advertising activities. Advertising revenue is generally derived from short-term advertising contracts in which we typically guarantee a minimum number of impressions or pages to be delivered over a specified period of time for a fixed fee. Advertising revenue


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may also include barter transactions, which are exchanges by us of advertising space on our web site for goods and services from strategic partners and which might not generate any cash receipts.

         The Internet advertising market is new and rapidly evolving, and no standards have been widely accepted to measure its effectiveness as compared to traditional media advertising. If no standards develop, existing advertisers may not continue their current level of Internet advertising, and advertisers that have traditionally relied on other advertising media may be reluctant to advertise on the Internet. Moreover, filter software programs that limit or prevent advertising from being delivered to a web user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising. Our business would be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected.

         Various pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard, thereby making it difficult to project our future advertising rates and revenue. The level of traffic on our web site is likely to be a factor in determining advertising rates. We cannot predict whether our subscribers whose subscriptions are paid for by our strategic partners will actually use our services. In addition, there can be no assurances that we will continue to generate significant revenue from our advertising activities.

LENGTHY SALES AND IMPLEMENTATION CYCLES FOR OUR APPLICATIONS COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE

         A key element of our strategy is to market our solutions directly to large healthcare organizations. We will be unable to control many of the factors that will influence the buying decisions of these organizations. We expect that the sales and implementation process will be lengthy and will involve a significant technical evaluation and commitment of capital and other resources by our customers. The sale and implementation of our solutions are subject to delays due to our payer and provider customers' internal budgets and procedures for approving large capital expenditures and deploying new technologies within their networks.

         We will need to expend substantial resources to integrate our applications with the existing legacy and client-server architectures of large healthcare organizations. We have limited experience in integrating our applications with large, complex architectures, and we may experience delays in the integration process. These delays would, in turn, delay our ability to generate revenue from these applications and could adversely affect our results of operations.

OUR BUSINESS WILL SUFFER IF HEALTHCARE INDUSTRY PARTICIPANTS DO NOT ACCEPT INTERNET SOLUTIONS

         Our business model depends on the adoption of Internet solutions by providers, patients, payers and other healthcare industry participants. Our ability to generate revenue could suffer dramatically if Internet solutions are not accepted or not perceived to be effective.

         The adoption of Internet solutions by healthcare participants will require the acceptance of a new way of conducting business and exchanging information. To maximize the benefits of our platform, healthcare participants must be willing to allow sensitive information to be stored in our databases and to conduct healthcare transactions over the Internet. There can be no assurance that healthcare participants will accept Internet solutions in a timely manner or at all.



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FAILURE TO CONTINUE TO EXPAND AND ADAPT OUR PLATFORM TO ACCOMMODATE INCREASED
USAGE COULD MAKE IT DIFFICULT TO SUCCESSFULLY IMPLEMENT OUR INTERNET-BASED SERVICES

         To successfully implement our Internet-based services, we must continue to expand and adapt our platform and transaction networks to accommodate additional users, increased transaction volumes and changing customer requirements. Our infrastructure may not accommodate increased use while maintaining acceptable overall performance. To date, we have processed a limited number and variety of Internet-based transactions. In addition, our Internet-based products and services have only been used by a limited number of physicians and healthcare consumers. An unexpectedly large increase in the volume of traffic on our web site, the number of physicians using WebMD Practice or transactions processed over our networks may require us to expand and further upgrade our platform. This expansion could be expensive and could divert our attention from other activities.

PERFORMANCE PROBLEMS WITH OUR SYSTEMS COULD DAMAGE OUR BUSINESS

         Our payer and provider customer satisfaction and our business could be harmed if we or our customers experience system delays, failures or loss of data. We currently process our payer and provider transactions and data at our facilities and rely on a data center operated by a third party to perform transaction processing for Envoy's EDI business, other than real-time EDI transaction processing. This data center is located in Tampa, Florida and is operated by Verizon Data Services, with whom Envoy has contracted for these processing services. We assumed this contract upon our acquisition of Envoy. Envoy relies primarily on this facility to process batch claims and other medical EDI transaction sets. Envoy's contract with Verizon requires Verizon to maintain continuous processing capability and a "hot site" disaster recovery system. We have a contingency plan for emergencies with our systems; however, we have limited backup facilities to process information if these facilities are not functioning. The occurrence of a major catastrophic event or other system failure at any of our facilities or at the Verizon facility could interrupt data processing or result in the loss of stored data, which could have an adverse impact on our business. While we have general liability insurance that we believe is adequate, including coverage for errors and omissions, we may not be able to maintain this insurance on reasonable terms in the future. In addition, our insurance may not be sufficient to cover large claims and our insurer could deny coverage on claims. If we are liable for an uninsured or underinsured claim or if our premiums increase significantly, our financial condition could be materially harmed.

PERFORMANCE PROBLEMS WITH THE SYSTEMS OF OUR SERVICE AND CONTENT PROVIDERS COULD HARM OUR BUSINESS

         We depend on service and content providers to provide information and data feeds on a timely basis. Our web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our customers who utilize our web-based services depend on Internet service providers, online service providers and other web site operators for access to our web site. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to our systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users of and advertisers and sponsors on our web site and, if sustained or repeated, could reduce the attractiveness of our services.

IF OUR SYSTEMS EXPERIENCE SECURITY BREACHES OR ARE OTHERWISE PERCEIVED TO BE INSECURE, OUR REPUTATION WILL SUFFER

         A material security breach could damage our reputation or result in liability. We retain confidential information, including patient health information in our processing centers. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of Internet security could deter people from using the Internet or from conducting transactions that involve transmitting confidential


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information, including confidential healthcare information. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

OUR BUSINESS IS DEPENDENT ON THE DEVELOPMENT AND MAINTENANCE OF THE INTERNET INFRASTRUCTURE

         Our ability to deliver our Internet-based services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complimentary products such as high-speed modems, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and the amount of traffic. If the Internet continues to experience increased numbers of users, increased frequency of use, or more complex requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by increased users or more complex requirements.

         The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our Internet-based services. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. The infrastructure and complimentary products or services necessary to make the Internet a viable commercial marketplace for the long-term may not be developed successfully or in a timely manner. Our financial condition could be materially harmed if the Internet is not available to us for the delivery of our services and products.

OUR BUSINESS WILL BE HARMED IF WE ARE UNSUCCESSFUL IN RESPONDING TO RAPID TECHNOLOGY CHANGES IN OUR MARKETS

         Healthcare information exchange and transaction processing is a relatively new and evolving market. The pace of change in our markets is rapid and there are frequent new product introductions and evolving industry standards. We may be unsuccessful in responding to technological developments and changing customer needs. In addition, our applications and services offerings may become obsolete due to the adoption of new technologies or standards.

OUR PLATFORM INFRASTRUCTURE AND SCALABILITY ARE NOT PROVEN, AND WE MAY NOT BE ABLE TO ADEQUATELY ACCOMMODATE INCREASED FUNCTIONALITY OR USAGE

         To date, we have processed a limited number and variety of transactions over our platforms. Similarly, a limited number of healthcare participants use these platforms. Our systems may not accommodate increased use while maintaining acceptable overall performance. We must continue to expand and adapt our network infrastructure to accommodate additional users, increased transaction volumes and changing payer and provider customer requirements. This expansion and adaptation may be expensive and may divert our attention from other activities.

WE FACE SIGNIFICANT COMPETITION FOR OUR PRODUCTS AND SERVICES

         HEALTHCARE TRANSACTION AND INFORMATION SERVICES

         The market for healthcare transaction and information services is intensely competitive, rapidly


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
evolving and subject to rapid technological change. Many of our competitors have greater financial, technical, product development, marketing and other resources than us. These organizations may be better known and have more customers than us. Many of our competitors have also announced or introduced Internet strategies that will compete with our applications and services. We may be unable to compete successfully against these organizations.

                  We have many competitors, including:

         -        healthcare information software vendors

         -        healthcare EDI companies

         -        large information technology consulting service providers

         - online services or web sites targeted to the healthcare industry, physicians and healthcare consumers generally

         - publishers and distributors of traditional offline media, including those targeted to healthcare professionals, many of which have established or may establish web sites

         - general purpose consumer online services and portals and other high-traffic web sites which provide access to healthcare-related content and services

         - public sector and non-profit web sites that provide healthcare information without advertising or commercial sponsorships

         - vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging.

         We expect that major software information systems companies and others specializing in the healthcare industry will offer competitive applications or services. In addition, some of our existing and potential payer and provider customers and strategic partners may also compete with us. For example, in April 2000, it was reported that a consortium of six health insurance companies may join together to develop an online project which links insurers, doctors and patients. If this consortium decides to proceed with its plans to allow patients to enroll in health plans and choose doctors online while also taking care of administrative tasks such as processing payment claims, it could compete with us.

         In addition, some payers currently offer electronic data transmission services to healthcare providers that establish a direct link between the provider and the payer, bypassing third-party EDI service providers such as us. Any significant increase in the utilization of direct links between healthcare providers and payers could have a material adverse effect on our business and results of operations.

         PRACTICE MANAGEMENT INFORMATION SYSTEMS BUSINESS

         As a result of our recent merger with Medical Manager, we now own and operate Medical Manager Health Systems. The market for practice management systems such as The Medical Manager practice management system is highly competitive. Medical Manger Health Systems' competitors vary in size and in the scope and breadth of the products and services that they offer. Medical Manager Health Systems competes with different companies in each of its target markets. Many of Medical Manager Health Systems' competitors have greater financial, development, technical, marketing and sales resources than Medical Manager Health Systems. In addition, other entities not currently offering products and services similar to those offered by Medical Manager Health Systems, including claims processing organizations, hospitals, third-party administrators, insurers, healthcare organizations and others, may enter markets in which Medical Manager Health Systems competes. We cannot assure you that future competition will not have a material adverse effect on Medical Manager Health Systems', and thus, our results of operations, financial condition or business.


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

         PLASTICS AND FILTRATION TECHNOLOGIES BUSINESS

         Competition in the business of Porex Corporation and our other plastics and filtration technology subsidiaries, which we refer to together herein as Porex, is characterized by the introduction of competitive products at lower prices. We believe that Porex's principal competitive strengths are its manufacturing processes, quality control, relationships with its customers and distribution of its proprietary healthcare products.

         In the porous plastics area, Porex's competitors include other producers of porous plastic materials as well as companies that manufacture and sell products made from materials other than porous plastics which can be used for the same purposes as Porex's products. In this area, Porex has several direct competitors in the U.S., Europe and Asia. Porex's porous plastic pen nibs compete with felt and fiber tips manufactured by a variety of suppliers worldwide. Other Porex industrial products made of porous plastic compete, depending on the industrial application, with porous metals, metal screens, fiberglass tubes, pleated paper, resin-impregnated felt, ceramics and other substances and devices.

         The market for Porex's injection molded solid plastic components and products, including its medical products, is highly competitive and highly fragmented. Porex's pipette tips and racks also compete with similar products manufactured by domestic and foreign manufacturers. Porex's injection molding and mold making services compete with services offered by several foreign and domestic companies. The MEDPOR(R) Biomaterial products compete for surgical use against autogenous and allograph materials and alloplastic biomaterials. Porex's surgical drains and markers compete against a variety of products from several manufacturers.

HEALTHCARE REGULATION COULD ADVERSELY AFFECT OUR BUSINESS

         The healthcare industry is highly regulated and is subject to changing political, regulatory and other influences. These factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications


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

and services. We do not know what effect any proposals would have on our business.

         REGULATION REGARDING PATIENT CONFIDENTIALITY

         Numerous state and federal laws govern the collection, dissemination, use, access to and confidentiality of patient health information. Many states have laws and regulations that protect the confidentiality of medical records or medical information. In addition, the federal Department of Health and Human Services has proposed regulations implementing the Health Insurance Portability and Accountability Act of 1996, or HIPAA, concerning standards for electronic transactions, security and electronic signatures and privacy of individually identifiable health information. The proposed regulations, among other things, would require companies to develop security standards for all health information that is used electronically. The proposed regulations would impose significant obligations on companies that send or receive electronic health information. The application of these laws to the personal information we collect could create potential liability under these laws. We have designed our services to comply with these proposed regulations. However, we cannot predict when these proposed regulations will be finalized and whether they will be changed before they are finalized. Any changes could cause us to use additional resources to revise our platform and services.

         Additional legislation governing the distribution of medical records exists and has been proposed at both the state and federal levels. We will be subject to extensive regulation relating to the confidentiality and release of patient records, and it may be expensive to implement security or other measures to comply with new legislation and final regulations. Further, we may be restricted or prevented from maintaining or delivering patient records electronically, which would have an adverse effect on our business.

         For additional information, see "-- Regulation of the Internet could adversely affect our business" below.

         REGULATION OF HEALTHCARE RELATIONSHIPS

         There are federal and state laws that govern patient referrals, physician financial relationships and inducements to beneficiaries of federal healthcare programs. The federal anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. The anti-kickback law is broad and may apply to some of our activities. Penalties for violating the anti-kickback law include imprisonment, fines and exclusion from participating, directly or indirectly, in Medicare, Medicaid and other federal healthcare programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. We carefully review our practices with regulatory experts to ensure that we comply with all applicable laws. However, the laws in this area are both broad and vague and it is often difficult or impossible to determine precisely how the laws will be applied, particularly to new services similar to ours. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to civil or criminal penalties and require us to change or terminate certain portions of our business.

         We currently provide billing services and intend to provide repricing services to providers and, therefore, may be subject to state and federal laws that govern the submission of claims for medical expense reimbursement. These laws generally prohibit an individual or entity from knowingly presenting or causing to be presented a claim for payment from Medicare, Medicaid or other third party payers that is false or fraudulent, or is for an item or service that was not provided as claimed. These laws also


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
provide civil and criminal penalties for noncompliance. We have designed our current transaction services and will design any future services to place the responsibility for compliance with these laws on provider customers. However, we cannot guarantee that state and federal agencies will regard billing errors processed by us as inadvertent and not in violation of these laws. In addition, changes in current healthcare financing and reimbursement systems could cause us to make unplanned modifications of applications or services, or result in delays or cancellations of orders or in the revocation of endorsement of our applications and services by healthcare participants.

         REGULATION BY THE U.S. FOOD AND DRUG ADMINISTRATION

         The Food and Drug Administration, or the FDA, has jurisdiction under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act, or the FDA Act, to regulate computer products and software as medical devices if they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans. The FDA has issued a final rule under which manufacturers of medical image storage devices and related software are required to submit to the FDA premarket notification applications, which are each referred to in this document as a 510(k) application, and otherwise comply with the requirements of the FDA Act applicable to medical devices. We have attempted to design our services so that our computer applications and software are not considered to be medical devices. However, the FDA may take the position that our services are subject to FDA regulation. In addition, we may expand our services in the future to areas that subject us to FDA regulation. For example, Medical Manager Health Systems is distributing in the U.S. a medical image management device, which is referred to in this document as the "image module," which was cleared by the FDA on April 4, 1997 and is manufactured by a third party in accordance with specifications set forth in the cleared 510(k) application. Medical Manager Health Systems has created an interface between The Medical Manager practice management system and the image module and is marketing the interface and the image module as the Document Image Module System. We believe that the addition of our practice management system to the image module does not change the image module's intended use or significantly change the safety or efficacy of the product to the extent that a new 510(k) application is required. The FDA is currently reviewing its policy for the regulation of computer software, and there is a risk that The Medical Manager software could in the future become subject to some or all of the above requirements. Except with respect to Porex, we have no experience in complying with FDA regulations. We believe that complying with FDA regulations may be time consuming, burdensome and expensive and could delay our introduction of new applications or services.

         REGULATION OF TRANSACTION SERVICES

         State and federal statutes and regulations governing transmission of claims may affect our operations. For example, Medicaid rules require some processing services and eligibility verification to be maintained as separate and distinct operations. We believe that our practices are in compliance with applicable state and federal laws.

         These laws, though, are complex and changing, and the government may take positions that are inconsistent with our practices.

         PROFESSIONAL REGULATION

         The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine, which is referred to as the prohibition against the corporate practice of medicine. We have attempted to structure our web site, strategic relationships and other operations to avoid violating these state licensing and professional practice laws. A state, however, may determine that some portion of our business violates these laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. We employ and contract with physicians who provide only medical information to consumers, and we have no intention to provide medical care or advice. We do not maintain professional liability insurance because we believe we are not a healthcare provider. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability for which we are not insured.


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
         PLASTICS AND FILTRATION TECHNOLOGIES BUSINESS

         Porex manufactures and distributes medical/surgical devices, such as plastic and reconstructive surgical implants and tissue expanders, which are subject to government regulations, under the FDA Act and additional regulations promulgated by the FDA. Future healthcare products may also be subject to these regulations and approval processes. Compliance with these regulations and the process of obtaining approvals can be costly, complicated and time-consuming, and we cannot assure you that these approvals will be granted on a timely basis, if ever.

REGULATION OF THE INTERNET COULD ADVERSELY AFFECT OUR BUSINESS

         Laws and regulations may be adopted with respect to the Internet or other online services covering user privacy, patient confidentiality and other issues, including:

         -        pricing

         -        content

         -        copyrights and patents

         -        distribution

         -        characteristics and quality of products and services.

We cannot predict whether these laws will be adopted and how they will affect our business.

         Internet user privacy has become an issue both in the U.S. and abroad. Whether and how existing privacy or consumer protection laws in various jurisdictions apply to the Internet is uncertain and may take years to resolve. Any legislation or regulations of this nature could affect the way we conduct our business, particularly in our collection or use of personal information, and could harm our business. Further, activities on or using the Internet have come under increased scrutiny, including increased investigation in the healthcare arena by the Federal Trade Commission, or FTC, and heightened media attention.

         Similar to many other Internet healthcare companies, we have recently received a request for information from the FTC concerning our web site privacy policies and practices. While we believe we are in compliance with all applicable laws, all third party contractual commitments and our published privacy commitments, government inquiries like this inquiry can divert management's attention from other matters and create unfavorable publicity.

THIRD PARTIES MAY BRING CLAIMS AGAINST US AS A RESULT OF CONTENT PROVIDED ON OUR WEB SITE, WHICH MAY BE EXPENSIVE AND TIME CONSUMING TO DEFEND

         We could be subject to third party claims based on the nature and content of information supplied on our web site by us or third parties, including content providers, medical advisors or users. We could also be subject to liability for content that may be accessible through our web site or third party web sites linked from our web site or through content and information that may be posted by users in chat rooms or bulletin boards. Even if these claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management's attention away from operating the business.

OUR INTELLECTUAL PROPERTY MAY BE SUBJECT TO INFRINGEMENT CLAIMS OR MAY BE INFRINGED UPON

         Our intellectual property is important to our business. We could be subject to intellectual property infringement claims as the number of our competitors grows and the functionality of our applications overlaps with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from our operations. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all. In addition, we may not be able to protect against misappropriation of our intellectual property. Third parties may infringe upon our intellectual property rights. If we do not detect any unauthorized use, we may be unable to enforce our rights.


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

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE CANNOT ATTRACT AND RETAIN KEY PERSONNEL

         Our future operating results will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. We need to attract, integrate, motivate and retain highly skilled technical people. In particular, we need to attract and retain experienced computer, engineering, marketing, management and other professionals capable of developing, selling and installing complex healthcare information systems. We face intense competition for these people.

OUR BUSINESS COULD BE ADVERSELY AFFECTED AS A RESULT OF OUR INTERNATIONAL EXPANSION

         One element of our strategic alliance with The News Corporation Limited is the formation of WebMD International as a joint venture with News Corporation to launch our services worldwide, other than in the U.S. and Japan. In addition, we have formed an international joint venture in Japan with one of our strategic partners. We have extremely limited experience in developing localized versions of our products and services. WebMD International and any future international ventures may not be successful in launching our services into foreign markets.

A MATERIAL PORTION OF OUR PRACTICE MANAGEMENT SYSTEMS BUSINESS IS DEPENDENT ON MEDICAL MANAGER HEALTH SYSTEMS' PRINCIPAL PRODUCTS, AND WE ARE EXPOSED TO RISKS RELATED TO PROBLEMS WITH ANY OF THESE PRODUCTS

         Medical Manager Health Systems currently derives a significant percentage of its revenue from sales of The Medical Manager core physician practice management system. As a result, any event adversely affecting this core product could have a material adverse effect on our results of operations, financial condition or business. Although Medical Manager Health Systems has experienced increasing annual sales, on a pro forma basis, revenue associated with existing products could decline as a result of several factors, including price competition. Beginning in calendar year 2000, the physician practice management system industry began to experience a slowdown in demand. This trend impacted Medical Manager Health Systems' operating results for the three months ended March 31, 2000, and we expect the trend towards lower operating results to continue for the near term resulting, in part, from lower margin service revenues replacing higher margin software upgrades, and from the previous acquisition of Physician Computer Network, which business historically has experienced lower margins. Medical Manager Health Systems intends to introduce new software products at the end of calendar year 2000, and we anticipate that demand for software products will increase. We cannot assure you that Medical Manager Health Systems will continue to be successful in marketing its current products or any new or enhanced products.

THE NATURE OF POREX'S PRODUCTS EXPOSE IT TO PRODUCT LIABILITY CLAIMS AND MAY MAKE IT DIFFICULT TO GET ADEQUATE INSURANCE COVERAGE

         The products sold by Porex expose it to potential risk for product liability claims, particularly with respect to Porex's life sciences, clinical, surgical and medical products. We believe that Porex carries adequate insurance coverage against product liability claims and other risks. We cannot assure you, however, that claims in excess of Porex's insurance coverage will not arise. In addition, Porex's insurance policies must be renewed annually. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past and believes that it is adequately indemnified for products manufactured by others and distributed by it, we cannot


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

assure you that in the future Porex will be able to obtain this insurance at an acceptable cost or be adequately protected by this indemnification.

PROVISIONS OF OUR CHARTER, BYLAWS OR DELAWARE LAW MAY HAVE AN ANTI-TAKEOVER
EFFECT

         Certain provisions of our certificate of incorporation and bylaws may discourage an attempt to acquire control of WebMD. These provisions may render the removal of one or all directors more difficult or deter or delay corporate changes of control that our board of directors did not approve. The provisions of our certificate of incorporation or bylaws that may have an anti-takeover effect include the following:

         - the board of directors is divided into three classes, as nearly equal in size as possible, with staggered terms of office and with one class elected annually

         - the board is entitled to issue preferred stock in one or more series and to fix the designations, preferences, powers and rights of the shares to be included in each series

         - directors may be removed only for cause by a majority of the shares entitled to vote in the election of directors

         - any vacancy on the board of directors may be filled only by a majority of the directors remaining in office

         - our bylaws require advance written notice by any stockholder who wishes to make a board nomination or recommend other stockholder business

         - only the board of directors, president or stockholders holding at least 10% of the outstanding shares are entitled to call a special meeting of the stockholders

         -  no stockholder action can be taken by written consent.


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